ChinaEdu Corporation Adopts Shareholder Rights Plan

Beijing, September 18, 2013 – ChinaEdu Corporation (“CEDU”) ("ChinaEdu" or the "Company"), a leading online educational services provider in China, today announced the adoption of a shareholder rights plan (the "Rights Plan"). The objectives of the Rights Plan are to ensure that all shareholders of the Company are treated equally and fairly in connection with any take-over bid for the Company. The Rights Plan is intended to protect the Company and its shareholders from efforts to obtain control of the Company that are inconsistent with the best interests of the Company and its shareholders.

Under the Rights Plan, each shareholder, at the close of business on September 17, 2013, will receive a dividend distribution of one right for each ordinary share held. Each right entitles shareholders to purchase one one-hundredth of a share of a new series of junior participating preferred stock in certain circumstances at a price of $20.00 per one one-hundredth of a share of the junior participating preferred stock. The rights will become exercisable in the event that any person or group, without prior Board approval, acquires 20% or more of the Company’s ordinary shares or announces a tender offer which, if consummated, results in the ownership of 20% or more of the Company’s ordinary shares (or in the event a person or group that currently holds 20% or more of the Company’s ordinary shares acquires additional shares that would increase such person or group’s beneficial ownership by 0.5% or more of the ordinary shares outstanding at the time). If the rights become exercisable, all rights holders (other than the person triggering the rights) will be entitled to acquire the Company’s ordinary shares at a 50% discount. In addition, at any time after the applicable position is acquired and prior to the acquisition by any person or group of 50% or more of the Company’s outstanding ordinary shares, the Company’s board may, at its option, require each outstanding right (other than rights held by the acquiring person or group) to be exchanged for one ordinary share (or one ordinary share equivalent). The Rights Plan will expire on September 17, 2014.

The rights will trade with ChinaEdu’s ordinary shares, unless and until they are separated upon the occurrence of certain future events. ChinaEdu’s board may redeem the rights prior to the time the rights are triggered. Further details of the Rights Plan will be contained in a Form 6-K to be filed with the Securities and Exchange Commission.

About ChinaEdu

ChinaEdu Corporation is an educational services provider in China, incorporated as an exempted limited liability company in the Cayman Islands. Established in 1999, the Company's primary business is to provide comprehensive services to the online degree programs of leading Chinese universities. These services include academic program development, technology services, enrollment marketing, student support services and finance operations. The Company's other lines of businesses include the operation of private primary and secondary schools, online interactive tutoring services and providing marketing, support for international and elite curriculum programs and online learning community for adult students.

The Company believes it is the largest service provider to online degree programs in China in terms of the number of higher education institutions that are served and the number of student enrollments supported. The Company currently has entered into collaborative alliances with 13 universities, ranging from 15 to 50 years in length. The Company has also entered into technology agreements with 8 universities. Besides, ChinaEdu performs recruiting services for 23 universities through a nationwide learning center network.

Safe Harbor Statement

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties and contingencies, many of which are beyond our control which may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company's actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2012, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. Unless required by law, the Company undertakes no obligation to (and expressly disclaim any such obligation to) update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Helen Plummer

Senior Investor Relations Coordinator

ChinaEdu Corporation

Phone: +1 908-442-9395

E-mail: helen@chinaedu.net

Simon Mei

Chief Financial Officer

ChinaEdu Corporation

Phone: +86 10 8418-7301

E-mail: simon@chinaedu.net